UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Report of Voting Results
99.2	News Release dated August 19, 2005
99.3	News Release dated August 18, 2005
99.4	Material Change Report dated August 17, 2005
99.5	News Release dated August 17, 2005
99.6	Cover Letter dated August 17, 2005
99.7	News Release dated August 16, 2005
99.8	News Release dated August 16, 2005
99.9	Authorite des Marches Financiers Relief/Approval dated August 16, 2005
99.10	Cover Letter dated August 15, 2005
99.11	Cover Letter dated August 15, 2005
99.12	Notice Information (QC sec. 106 Reg.)
99.13	News Release dated August 5, 2005
99.14	Cover Letter dated August 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2005

Enterra Energy Trust

By:

/s/ E. Keith Conrad

Name:

E. Keith Conrad

Title

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Report of Voting Results
99.2	News Release dated August 19, 2005
99.3	News Release dated August 18, 2005
99.4	Material Change Report dated August 17, 2005
99.5	News Release dated August 17, 2005
99.6	Cover Letter dated August 17, 2005
99.7	News Release dated August 16, 2005
99.8	News Release dated August 16, 2005
99.9	Authorite des Marches Financiers Relief/Approval dated August 16, 2005
99.10	Cover Letter dated August 15, 2005
99.11	Cover Letter dated August 15, 2005
99.12	Notice Information (QC sec. 106 Reg.)
99.13	News Release dated August 5, 2005
99.14	Cover Letter dated August 3, 2005